

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Gary Kerr
Senior Vice President, Chief Financial Officer and Treasurer
SOUTHERN POWER CO
30 Ivan Allen Jr. Blvd., N.W.
Atlanta, Georgia 30308

> **Re: SOUTHERN POWER CO**
> **Registration Statement on Form S-3**
> **Filed August 1, 2025**
> **File No. 333-289172**

Dear Gary Kerr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric A. Koontz, Esq.